Exhibit 12.1

Ratio of earnings to fixed charges

	3 months ended Mar 31		Year ended December 31
	2017 IFRS	2016 IFRS	2016 IFRS	2015 IFRS	2014 IFRS	2013 IFRS	2012 IFRS
Precision Earnings (in thousands)
Pretax income	C$(45,884)	C$(34,930)	C$(308,586)	C$(566,172)	C$21,077	C$221,538	C$27,677
Add
Fixed charges (interest)	32,717	35,352	138,335	132,526	106,837	88,516	85,113
Fixed charges (amortized premiums and costs)	1,325	1,308	11,244	5,743	3,483	4,343	4,120
Estimated interest portion of rental expense	169	186	670	707	684	705	734
Interest on tax settlement	—	—	—	—	—	—	—
Debt amendment fees	—	—	—	—	—	—	149

Earnings per Item 503	(11,673)	1,916	(158,337)	(427,196)	132,081	315,102	117,793
Fixed charges	C$34,211	C$36,846	C$150,249	C$138,976	C$111,004	C$93,564	C$90,116

Ratio of earnings to fixed charges	(0.34)	0.05	(1.05)	(3.07)	1.19	3.37	1.31